701 Evans Avenue	telephone:	(416) 626-6000
8th Floor	facsimile:	(416) 626-8650
Toronto, Ontario Canada	email:	info@mscm.ca
M9C 1A3	website:	www.mscm.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Head Dragon Holdings Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Head Dragon Holdings Limited and subsidiaries (the “Company”) as at December 31, 2007 and 2006 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

“MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 5, 2008

Head Dragon Holdings Limited and Subsidiaries

Consolidated Financial Statements
December 31, 2007

(in United States dollars)

Head Dragon Holdings Limited and Subsidiaries

Table of Contents
December 31, 2007
(in United States dollars)

Page
Audited Consolidated Financial Statements
Consolidated Balance Sheets	1
Consolidated Statements of Income and Comprehensive Income	2
Consolidated Statements of Shareholders’ Equity	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5 - 19

Head Dragon Holdings Limited and Subsidiaries

Consolidated Balance Sheets
(in United States dollars)

	December 31
	2007	2006
Assets
Current assets
Cash and cash equivalents	$35,831,895	$8,517,082
Accounts receivable, net of allowance for doubtful accounts
of $Nil (2006 - $Nil) (note 2)	20,980,185	1,939,264
Costs and estimated earnings in excess of billing on uncompleted
Contracts	-	812,623
Prepayments, deposits, other receivables and inventory (note 3)	3,118,908	21,061,385
Due from related parties (note 4)	31,898	65,904
	59,962,886	32,396,258
Accounts receivable (note 2)	1,843,830	3,512,302
Construction in progress	411,263	-
Property, plant and equipment, net (note 5)	2,501,510	2,048,387
Deposits on intangible assets (note 13)	3,729,000	-
Total assets	$68,448,489	$37,956,947
Liabilities and Stockholder’s Equity
Current liabilities
Bank loans (note 6)	$959,614	$896,800
Accounts payable and accrued liabilities	18,047,827	5,404,744
Customer deposits	2,479,867	9,245,625
Due to shareholder (note 4)	375,531	-
Due to related parties (note 4)	-	8,761
Income and business taxes payable	50,742	3,086,950
Related party note payable (note 4)	-	7,300,520
Notes payable (note 7)	15,000,000	-
	36,913,581	25,943,400
Minority interest	256,357	217,049
Commitments and contingencies (notes 10 and 13)
Stockholders' equity
Common shares, 14,350,000 authorized with par value of
$0.128 (H.K.$1) per share, 13,000,000 shares issued
(2006 - 200,000)(note 8)	1,666,667	25,713
Preferred shares, 650,000 authorized, each convertible into
1 common share, with par value of $0.128 (H.K.$1) per share,
650,000 shares issued (2006 - Nil) (note 9)	54,333	-
Additional paid-in capital	1,671,342	640,564
Accumulated other comprehensive income	2,016,250	473,902
Statutory reserves (note 10)	3,306,624	1,463,427
Retained earnings	22,563,335	9,192,892
	31,278,551	11,796,498
Total liabilities and stockholder’s equity	$68,448,489	$37,956,947

The accompanying notes are an integral part of these consolidated financial statements.

Head Dragon Holdings Limited and Subsidiaries

Consolidated Statements of Income and Comprehensive Income
(in United States dollars)
	Years ended December 31,
	2007	2006	2005

Revenues	$152,544,105	$98,704,984	$75,451,909
Cost of sales and business taxes (note 5)	131,987,149	85,914,503	66,946,158
Gross profit	20,556,956	12,790,481	8,505,751
Expenses
General and administrative expenses (note 5)	3,481,979	1,900,271	1,921,871
Income from operations	17,074,977	10,890,210	6,583,880
Other income (expense)
Interest costs (note 7)	968,959	32,509	18,076
Finance costs (note 7)	913,059	204,601	-
Other expense (income)	(250,164)	(71,872)	49,553

Income before provision for income
taxes and minority interest	15,443,123	10,724,972	6,615,357
Provision for income taxes (note 11)	190,175	3,218,077	2,244,006
Income before minority interest	15,252,948	7,506,895	4,371,351
Minority interest in subsidiary
(income) loss	(39,308)	3,605	(6,749)
Net income	15,213,640	7,510,500	4,378,100
Foreign currency translation adjustment	1,542,348	161,867	353,537
Comprehensive income	$16,755,988	$7,672,367	$4,731,637

Earnings per share (note 12):
Basic	$1.86	$37.55	$21.89
Diluted	$1.78	$37.55	$21.89

Weighted average number
of shares outstanding:
Basic	8,160,548	200,000	200,000
Diluted	8,552,329	200,000	200,000

The accompanying notes are an integral part of these consolidated financial statements

Head Dragon Holdings Limited and Subsidiaries

Consolidated Statements of Shareholder’s Equity
(in United States dollars)

	Common Shares	Share Value	Preferred Shares	Share Value	Additional paid-in Capital	Accumulated Other Comprehenasive Income (Loss)	Statutory Reserves	Retained Earnings	Total
Balance, December 31, 2004	-	-	-	-	7,320,077	(41,502)	252,580	3,533,757	11,064,912
Foreign currency translation
adjustment	-	-	-	-	-	353,537	-	-	353,537
Net income	-	-	-	-	-	-	-	4,378,100	4,378,100
Adjustment to statutory reserves	-	-	-	-	-	-	462,602	(462,602)	-
Balance, December 31, 2005	-	-	-	-	7,320,077	312,035	715,182	7,449,255	15,796,549
Common stock issued for in
exchange for paid in capital	200,000	25,713	-	-	(7,248,462)	-	-	-	(7,222,749)
Fair value adjustment on related
party note payable (note 4)	-	-	-	-	568,949	-	-	-	568,949
Foreign currency translation
adjustment	-	-	-	-	-	161,867	-	-	161,867
Net income	-	-	-	-	-	-	-	7,510,500	7,510,500
Adjustment to statutory reserves	-	-	-	-	-	-	748,245	(748,245)	-
Dividends paid	-	-	-	-	-	-	-	(5,018,618)	(5,018,618)
Balance, December 31, 2006	200,000	25,713	-	-	640,564	473,902	1,463,427	9,192,892	11,796,498
Capital stock issued
for cash	12,800,000	1,640,954	650,000	83,333	1,175,641	-	-	-	2,899,928
Issuance costs	-	-	-	(29,000)	-	-	-	-	(29,000)
Fair value adjustment on related
party note payable (note 4)	-	-	-	-	(144,863)	-	-	-	(144,863)
Foreign currency translation
adjustment	-	-	-	-	-	1,542,348	-	-	1,542,348
Adjustment to statutory reserves	-	-	-	-	-	-	1,843,197	(1,843,197)	-
Net income	-	-	-	-	-	-	-	15,213,640	15,213,640
Balance, December 31, 2007	13,000,000	1,666,667	650,000	54,333	1,671,342	2,016,250	3,306,624	22,563,335	31,278,551

The accompanying notes are an integral part of these consolidated financial statements.

Head Dragon Holdings Limited and Subsidiaries

Consolidated Statements of Cash Flows
(in United States dollars)
	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income	$15,213,640	$7,510,500	$4,378,100
Adjustments to reconcile net income to
cash provided by (used in) operating activities
Amortization	187,313	200,754	542,858
Accretion on promissory note	192,059	204,601	-
Issuance cost	721,000	-	-
Future income tax recovery	-	(133,248)	(579,715)
Payment to a supplier by a non-monetary item	15,778	-	-
Gains from disposition of plant and equipment	(4,685)	-	-
Minority interest	39,308	(3,605)	(6,749)
Changes in operating assets and liabilities
Accounts receivable	(16,295,592)	3,317,959	(3,331,392)
Costs and estimated earnings in excess of
billings on uncompleted contracts	833,971	-	-
Prepayments, deposits and other receivables	18,623,359	(13,238,911)	(2,913,052)
Inventory	-	3,875,472	(828,754)
Accounts payable and accrued liabilities	11,815,421	1,487,794	1,416,477
Customer deposits	(7,110,090)	4,331,908	(906,731)
Income and business taxes payable	(3,119,380)	1,946,859	75,291
Net cash (used in) provided by operating activities	21,112,102	9,500,083	(2,153,667)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	-	3,580,523	1,454,492
Purchase of property, plant and equipment	(495,389)	(25,608)	(579,338)
Purchase of intangible assets	(3,729,000)	-	-
Construction in progress	(394,440)	-	-
Net cash (used in) provided by investing activities	(4,618,829)	3,554,915	875,154
Cash flows from financing activities
Proceeds from bank loans	-	29,236	867,564
Proceeds from share capital, net of cost	2,870,928	-	-
Proceeds from notes payable, net of cost	14,279,000	-	1,875,215
Guarantee deposits on note payable	-	2,374,645	(1,441,433)
Repayments of related party notes	(7,300,520)	(2,808,427)	-
Due to related parties	(12,076)	118,050	(160,142)
Due to shareholder	193,962	-
Payment of dividends	-	(5,018,617)
Net cash provided by (used in) financing activities	10,031,294	(5,305,113)	1,141,204
Effect of exchange rate change	790,246	467,231	211,608
Net increase in cash and cash equivalents	27,314,813	8,217,116	74,299
Cash and cash equivalents, beginning of period	8,517,082	299,966	225,667

Cash and cash equivalents, end of period	$35,831,895	$8,517,082	$299,966

Supplemental disclosure of cash flow information
Interest paid	$64,689	$28,189	18,077
Taxes paid	$59,505	$1,404,601	$2,748,430

The accompanying notes are an integral part of these consolidated financial statements.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

1.	Nature of Operations and Basis of Presentation

Head Dragon Holdings Limited (the "Company" or "Head Dragon") was incorporated in June 2006 in Hong Kong to hold 100% of Liaoning Gaoke Energy Group Company Limited ("Gaoke"), which holds 51% of Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute ("Design") (collectively, the "Subsidiaries"). Prior to the incorporation of the Company, Gaoke was controlled by the sole shareholder of the Company. The sole shareholder of the Company also holds a 36% interest in Design (note 4).

The Subsidiaries, which were incorporated in the Peoples' Republic of China ("PRC") as Foreign Investment Enterprises, are engaged in the design and construction of new energy or renewable energy power-stations and Micro-Power Networks in the PRC.

2.	Summary of Significant Accounting Policies

Principle of consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Gaoke, and 51% owned subsidiary, Design. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash is comprised of cash on hand. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Accounts receivable

Trade accounts receivable arise when the Company invoices a customer and that invoice remains unpaid. As discussed below under revenue recognition, customers normally withhold 5% of each invoice amount as security for performance of work during the warranty period, which typically lasts one year after initial acceptance of the completed project. Those withheld amounts are carried as accounts receivable until they are paid or written off. Accounts receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end. An allowance for doubtful receivables is made when there is objective evidence that the Company will not be able to collect all amounts due according to original terms of receivables. Bad debts are written off when identified. Historically, the Company has achieved full collection of its accounts receivable. Bad debt expensed for the years ended December 31, 2007 amounted to $Nil (December 31, 2006 - $Nil).

Land use rights

Land use rights are recorded at cost and are amortized over 35 years using the straight-line method, which is approximately the remaining term of the land use right set by the Chinese government.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

2.	Summary of Significant Accounting Policies - continued

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets with a residual value of between 0% to 10%. The estimated useful lives are as follows:

Building and land use rights	-	35	years
Machinery and equipment	-	6 - 14	years
Vehicles	-	6	years
Office equipment	-	8	years
Computer software	-	3	years

Maintenance and repair expenditures, which do not improve or extend an assets' productive life, are expensed when incurred.

Impairment of long-lived assets

Long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets' fair value, an impairment loss is recorded for the excess of carrying value over fair value.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Income tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs. Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

The Company files income tax returns in the PRC jurisdictions. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of general and administrative expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter. The Company’s effective tax rate differs from the federal statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

2.	Summary of Significant Accounting Policies - continued

Foreign currency translation

On July 21, 2005, the People's Bank of China announced an upward adjustment in the Renminbi ("RMB") exchange rate against the U.S. dollar of 2%. The exchange rate of the RMB will be valued against a number of currencies, rather than just exclusively to the United States dollar.

The functional currency of the Company is the RMB, however, the Company reports in U.S. dollars. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of Operations amounts have been translated using the average exchange rate for the year. At December 31, 2007, the revenues and expenses of the Company maintained in Renminbi translated to U.S. dollars at US$1.00 = RMB 7.61 and the assets and liabilities of the Company maintained in Renminbi translated to U.S. dollars at US$1.00 = RMB 7.29. The foreign currency translation adjustment of $2,016,250 has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

Although the Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into U.S. dollars at that rate or any other rate.

Substantially all the Company’s revenue and expenses are denominated in RMB. The Company’s RMB cash inflows are sufficient to service its RMB expenditures. For financial reporting purposes, the Company uses U.S. dollars.

The value of the RMB against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of U.S. dollar reporting.

Revenue recognition

The Company derives its revenue primarily from contracts for the design and manufacture of new energy or renewable energy power stations and Micro Power Networks which may require anywhere from several months to eighteen months or more to complete. Revenue on these contracts is recognized using the percentage of completion method of accounting, provided that sufficient progress has been made on the contracts such that costs to complete the contracts can be reasonably estimated.

The percentage of completion is measured by relating the percentage of costs incurred as of a particular date to the estimated total direct costs. Direct costs include, among other things, direct labor, equipment rent, subcontracting, direct materials and direct overhead incurred only after the receipt of a contract. The progress of subcontractors is evaluated monthly through a construction progress report generated by the subcontractors and verified by representatives of the subcontractor and the Company. General and administrative expenses are accounted for as period costs and are, therefore, not included in the calculation of the estimates to complete construction contracts in progress. When it is probable that total contract costs will exceed total contract revenue, the resultant loss is recognized in full immediately, without reference to the percentage of completion. To date, the Company has not experienced material losses on contracts in process or completed contracts. Revisions to contract revenue, contract costs and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

2.	Summary of Significant Accounting Policies - continued

Revenue recognition - continued

Claims for additional contract revenue are recognized only to the extent that contract costs relating to the claim have been incurred, there is evidence that a sound legal basis for the claim exists and it is probable that such claims will result in additional contract revenues. Total claim amounts reported by the Company are approximate and are subject to revision as final documentation, resolution of issues, settlements progress and/or payments are received.

Ordinarily, the customer makes a down payment of 10% to 15% of the total contract price upon or promptly following the execution of the contract. This amount is reflected as a liability on the balance sheet under customer deposits. The balance of the contract price is paid over the term of the contract as work is completed. Customers typically withhold 5% of each invoice amount as security for performance of any additional work that is required during the warranty period, which is normally the year following the customer’s initial acceptance of the completed project. These retention amounts are carried on the balance sheet as accounts receivable. If there is no work remaining to be done at the end of the warranty period, the customer pays the retention to the Company. To date all withheld amounts have been paid in full, and so the entire withheld amount is currently carried as a receivable. Included in current accounts receivable are retention amounts due within one year as at December 31, 2007 - $11,858,087 (December 31, 2006 - $1,409,258). Retention amounts due beyond one year are classified as non-current accounts receivable as at December 31,2007 - $1,843,830 (December 31, 2006 - $3,512,302).

As noted, the Company typically provides its customers with a limited warranty of approximately one year on the facilities it manufactures. Based on its experience, the warranty claims are in turn satisfied by the Company's subcontractors with no material expenditures required by the Company. The Company typically withholds 10% of payments due to subcontractors until the warranty period has expired to ensure all outstanding work is completed. In general, all progress and retention payments owed to subcontractors are contingent on the receipt of payments from the customers. For that reason no allowance has been provided for claims under the Company's warranty provisions.

Advertising and marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs expensed for the year ended December 31, 2007 amounted to $Nil (2006 - $Nil and 2005 - $76,045), and were included in general and administrative expenses.

Research and development costs

Research and development costs are expensed as incurred. Research and development costs expensed for the year ended December 31, 2007 amounted to $131,479 (2006 - $23,993 and 2005 - $173,112) and were included in general and administrative expenses.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

2.	Summary of Significant Accounting Policies - continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure certain financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value has been elected are reported in earnings. SFAS No. 159 is effective for financial years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 159 but does not expect that it will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)") which revised SFAS No. 141, "Business Combinations". SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact of this standard cannot be determined until the transactions occur.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

3.	Prepayments, Deposits, Other Receivables and Inventory

	December 31,	December 31,
	2007	2006
Prepayment for raw materials and contractors	$2,411,981	$19,345,746
Advances to projects and employees for raw materials	488,916	1,198,427
Advances to third parties	137,088	149,894
Other deposits and prepayments	80,923	351,362
Inventory	-	15,956
	$3,118,908	$21,061,385

The Company is required to pay substantial advances to major suppliers and similarly receives substantial deposits from its customers in accordance with common business practices in the PRC. In addition, a significant number of transactions are conducted in cash. Consequently, it is necessary to provide substantial cash sums to employees on job sites, warehouses, and elsewhere to transact business in the local custom.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

4.	Related Party Balances and Transactions

Related party balances and transactions consisted of the following at:

	December 31,	December 31,
	2007	2006
Amount due from:
Shareholder of the Company	$-	$39,099
Liaoning High-Tech Energy Group Electrical Supplies Ltd. ("Electrical")	15,080	26,805
Head Dragon Ground Heating Pump Company (“Heating”)	15,109	-
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering Ltd. ("Furnace")	1,709	-
	$31,898	$65,904
Amount due to:
Shareholder of the Company	$375,531	$-
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering Ltd. ("Furnace")	$-	$8,761

Related party note payable	$-	$7,300,520

Furnace, Heating and Electrical are related to the Company by common ownership. All amounts are non-interest bearing with no fixed terms of repayment.

During 2006, Head Dragon issued 200,000 common shares valued at $25,713 and issued a note payable with a principal value of $7,660,548 to the owner of Gaoke in exchange for the paid in capital of Gaoke. The related party note payable was unsecured, non-interest bearing with no fixed terms of repayment. The Company discounted the related party note payable by using the discounted present value method at a rate of 6.7% and an expected term of repayment of 1.2 years. The related party note payable was present valued at $7,091,599 and the discount to include in additional paid-in capital was calculated as $568,949. The Company repaid the related party note payable in May 2007.

During 2006, the sole shareholder of the Company acquired a 36% interest in Design. As a result, a portion of the minority interest is attributable to the shareholder.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following at:

	December 31,	December 31,
	2007	2006
Building and land use rights	$1,510,989	$1,412,084
Machinery and equipment	432,246	303,408
Vehicles	815,185	465,900
Office equipment	224,442	158,836
Computer software	48,916	26,494
	3,031,778	2,366,722
Less: Accumulated depreciation	530,268	318,335
	$2,501,510	$2,048,387

Depreciation expense for the year ended December 31, 2007 and 2006 was $187,313 and $200,754 respectively, of which $11,560 (2006 - $60,341) were included in cost of sales and $175,753 (2006 - $140,413) in general and administrative expenses.

Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2007, the land use right acquired upon acquisition of the building had a remaining life of 35 years expiring on January 1, 2043.

6.	Bank Loans

As at December 31, 2007, the Company had one short-term bank loan outstanding totaling $959,614 (2006 - $896,800) for working capital purposes. The loan bears interest at a fixed rate of 8.019% per annum, is secured by the Company's building and land use rights and matures on November 13, 2008.

7.	Notes Payable

In May 2007, the Company engaged in a debt and equity financing in which it received gross proceeds of $15,600,000 US from 17 private investors in exchange for issuing promissory notes for $15,000,000 US and 650,000 shares of convertible preferred shares.

The notes bear interest at 10% per annum. Interest is payable May 24, 2008 or upon repayment, and the notes are payable in full no later than August 8, 2008. Interest of $904,110 has been accrued for the year ended December 31, 2007.

Expenses related to raising funds of $721,000 were included in finance costs.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

8.	Common Stock

On May 18, 2007 the sole shareholder of the Company acquired an additional 12,800,000 Common shares of the Company in exchange for $2,300,000, which included a premium of $658,974 included in additional paid-in capital.

9.	Preferred Shares

On May 25, 2007, the Company issued 650,000 preferred shares in exchange for $600,000, which included a premium of $516,667 included in additional paid-in capital. Issuance costs of $29,000 were charged to the preferred share value.

10.	Statutory Reserves

In accordance with the laws and regulations of the PRC, all wholly-owned foreign invested enterprises have to set aside a portion of their net income each year as statutory reserves. The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings.

Statutory reserves are to be utilized to offset prior years’ losses, or to increase its share capital. When a limited liability company converts its statutory reserves to capital in accordance with a shareholders’ resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Registered capital at December 31, 2007 is approximately $7.8 million (2006 - $7.8 million).

The transfer to this reserve must be made before distributions of any dividends to shareholders. For the year ended December 31, 2007, the Company appropriated $1,843,197 (2006 - $748,245 and 2005 - $462,602) to the statutory reserves.

11.	Income Taxes

Prior to August, 2006, the Company’s subsidiaries, Gaoke and Design, were governed by the Income Tax Laws of the PRC and were subject to income taxes at effective rates of 33% and 27%, respectively, on income as reported in their statutory financial statements without any tax exemption.

The subsidiaries of the Company, maintain a December 31 year end for tax purposes. In August 2006 Gaoke became Foreign Investment Enterprises which entitles them to a full exemption from PRC income tax for two years starting from the year ended December 31, 2007 and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009. Design was still subject to income taxes at effective rate of 33% on its net income.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

11.	Income Taxes - continued

On March 16, 2007, the National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law"). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises ("FIEs") but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%.

Gaoke was granted the existing preferential treatment as an FIE prior to January 1, 2008. It falls under the grandfathering provisions based on the Enterprise Income Tax Law. Consequently, no provision for income taxes have been provided for Gaoke.

The Company, through its subsidiaries, conducts a substantial amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional government authorities. Applicable taxes include value added tax, corporate income tax, payroll (social) taxes and others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed economies. The implementing of regulations is often unclear and/or regulations are non-existent. Different opinions regarding legal interpretation often exist both among government ministries and organizations; thus creating uncertainties and areas of conflict. The tax uncertainties may also expand where the Company has business connections with foreign jurisdictions based on application and interpretation of tax treaties with applicable tax laws of the foreign jurisdictions.

The risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Reconciliations of consolidated corporate income taxes at statutory rates and the Company's effective income tax expense are as follows for the year ended December 31, 2007 and 2006:

	2007	2006	2005
Income before provision for income taxes and minority interest	$15,443,123	$10,724,972	$6,165,357
Income taxes at statutory rate	$5,096,231	$3,539,241	$2,183,068
Temporary differences and other	824,036	(321,164)	60,938
Effect of tax exemption	(5,730,092)	-	-
Provision for income taxes	$190,175	$3,218,077	$2,244,006

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

11.	Income Taxes - continued

The significant components of future tax assets and liabilities are as follows:
	December 31,	December 31,
	2007	2006
Future income tax assets
Accounts receivable	$77,939	$-
Prepayment, deposits and other receivable	47,677	35,196
Property, plant and equipment, net	690	852
Accounts payable and accrued liabilities	15,772	-
Other	4,273	-
Total future income tax assets	146,351	36,048
Future income tax liabilities
Accounts receivable	-	234,343
Accounts payable and accrued liabilities	-	164,569
Total future income tax liabilities	-	398,912
Effect of tax exemption for periods during which temporary differences will reverse	(146,351)	362,865
Net future tax assets (liabilities)	$-	$-

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

12.	Earnings per Share
Earnings per share has been calculated on the basis of the 2006 recapitalization having existed through the year. The weighted average shares outstanding for 2006 has been set at 200,000 common shares.

13.	Commitments and Contingencies

Commitments

i)	At December 31, 2007, the Company was committed to operating lease payments payable semi-annually for a rental property expiring in June 2008 in the following amounts:

2008                 $  68,545

ii)
The Company is committed to purchase approximately $5.5 million (RMB 39.9 million) of raw materials from its suppliers during 2008. Included in prepayments, deposits and other receivables are payments of $380,000 (RMB 2.8 million) to be applied against these commitments.

iii)
The Company entered into various construction contracts which typically range from 12 to 18 months. The total commitment remaining as at December 31, 2007 was approximately $61.1 million (RMB 445.9 million). Included in prepayments, deposits and other receivables are payments of $1.9 million (RMB 13.9 million) to be applied against these commitments.

iv)
The Company entered into an agreement to acquire the license to manufacture and use the trademark of wind turbines for total payment of $3,500,000. To date, $1,050,000 had been paid by the Company and has been classified as a deposit on an intangible asset. The Company has committed for the remaining balance of $2,450,000 to be paid by February 15, 2009, before it receives the license.

The license has a term of twenty years from the date of execution. The total license payments will be amortized on a straight line basis over the license term at the rate of $175,000 per year.

v)
The Company entered into an agreement to acquire the license to manufacture and sell wind turbines for total payment of $6,358,718 (EURO 4,500,000). To date, $2,679,000 (EURO 2,000,000) has been paid by the Company and has been classified as a deposit on an intangible asset. The Company has committed to the remaining balance of $3,679,718 (EURO 2,500,000) to be paid by December 2008, before it receives the license. In addition, the Company also committed a minimum of $8,095,378 (EURO 5,500,000) for training fees and royalty over first 6 years commencing the operation.

The license runs perpetually unless there is a breach of the contract terms, payments are not made as required, or a voluntary termination by mutual consent of both parties. The license acquisition fees will be tested annually for impairment. When the carrying value is not recoverable from future cash flows and the carrying value exceeds the assets’ fair value, an impairment loss will be recorded for the excess of carrying value over fair value.

The training fees and royalties will be recognized as an expense of the period in which they are incurred.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

14.	Financial Instruments

Fair value

The carrying amount of accounts receivable, prepayments, other receivables, accounts payable and accrued liabilities, and customer deposits approximates their fair value because of the short-term maturities of these items. The fair value of the related party note payable approximates fair value as the note has been discounted at a rate approximating the Company's borrowing rate. The carrying amounts of other related party assets and liabilities approximate their fair value because of the short maturities of those instruments. The carrying amount of notes payable approximate their fair value because they carry an arms length negotiated interest rate, and are due in a relatively short period of time.

Credit risk

Under PRC business custom, the Company is required to pay deposits on most of their purchases and demands deposits on most of their sales. Consequently, exposure to credit risk is limited accordingly.

Currency risk

The Company is exposed to currency risk as the Company's business is carried out in RMB and the Company maintains RMB denominated bank accounts but uses United States dollars as its reporting currency. Unfavorable changes in the exchange rate between RMB and United States dollars may result in a material effect on the cumulative translation adjustment recorded as a charge in shareholder's equity. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

In addition, the RMB is not a freely convertible currency. The Company's subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank. There is no certainty that all future local currency can be repatriated.

15.	Economic Dependence

During 2007, three customers individually comprised 43%, 23% and 19% of revenue, respectively; three suppliers individually accounted for 14%, 12% and 11% of total cost of sales, respectively. At December 31, 2007, two customers individually represented 48% and 19% of total accounts receivable, respectively.

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

16.	Segmented Information

The Company has three operating segments, Holding Company, Construction and Design. The Holding Company owns the operating companies, and rights to certain operating licenses and is obligated for the note payable. The Construction segment is responsible for the construction of new energy or renewable power-stations and Micro-Power Networks. The Design segment provides design services for electric plants. All of Company's operations are located in PRC. The Holding Company segment commenced activity in July 2006.

Segmented information (in thousands):

	Construction	Design	Others	Total
For the year ended December 31, 2007
Revenue	$152,187	$357	$-	$152,544
Interest expense, net	$65	$-	$904	$969
Depreciation	$148	$39	$-	$187
Net income (loss)	$17,862	$41	$(2,704)	$15,199
Total assets	$64,345	$375	$3,728	$68,448
Property, plant and equipment	$2,280	$222	$-	$2,502
Intangible assets	$-	$-	$3,729	$3,729
Total capital expenditures	$434	$61	$-	$495

For the year ended December 31, 2006
Revenue	$98,613	$92	$-	$98,705
Interest expense, net	$5	$-	$205	$237
Depreciation	$176	$25	$-	$201
Net income (loss)	$7,723	$(7)	$(205)	$7,511
Total assets	$37,718	$239	$-	$37,957
Property, plant and equipment	$1,862	$186	$-	$2,048
Total capital expenditures	$21	$5	$-	$26

For the year ended December 31, 2005
Revenue	$75,435	$17	$-	$75,452
Interest expense, net	$18	$-	$-	$18
Depreciation	$518	$25	$-	$543
Net income (loss)	$4,392	$(14)	$-	$4,378
Total assets	$29,518	$326	$-	$29,844
Property, plant and equipment	$5,492	$182	$-	$5,674
Total capital expenditures	$553	$26	$-	$579

Head Dragon Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007
(in United States dollars)

17.	Subsequent Events

i)
On April 14, 2007, Chardan South China Acquisition Corp ("Chardan") entered into a stock purchase agreement to acquire all of the issued and outstanding ordinary shares of the Company and its subsidiaries. Chardan was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in the People’s Republic of China. Chardan’s IPO (OTCBB) went effective in August, 2005. On January 17, 2008, following the notification from Securities and Exchange Commission that Chardan’s S-4 prospectus/proxy materials had been declared effective, Chardan held a special meeting of its shareholders when the acquisition of the Company was approved. Subsequently, Chardan merged with and into its British Virgin Island-based wholly-owned subsidiary, China Energy Technology Limited (“CETL”) for the purpose of changing its domicile, with each share of Chardan automatically converting into one share of CETL common stock. CETL owns 100% of the Company and its subsidiaries.

ii)
On January 18, 2008, the Company entered into a joint venture agreement with a company, which is one of China’s leading power and infrastructure construction and engineering companies. The Company is committed to contribute approximately $7.3 million (RMB 55.8 million) towards the registered capital of the joint venture company.

iii)	On January 22, 2008, CETL changed its name to A-Power Energy Generation Systems, Ltd. (“A-Power”) and began trading on the NASDAQ Capital Market under the symbol of APWR.

iv)
On January 24, 2008, the Company paid its wind technology licensor Fuhrlander AG EURO 4,000,000, of which EURO 2,500,000 was for the balance of the license, and the balance as prepayment for training fee.

v)	By January 25, 2008, the Company has repaid the $15,000,000 bridge loan principal plus accrued interest as of the date of repayment (Note 7).